UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Playtika Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

72815L 107

(CUSIP Number)

Alpha Frontier Limited

c/o Giant Investment Co., Ltd.

988 Zhonkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

Copies to:

Cai Guangliang

988 Zhonkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72815L 107	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Playtika Holding UK II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 203,138,656
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 203,138,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,138,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 371,978,224 outstanding common stock as disclosed by the Issuer as of August 5, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alpha Frontier Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 203,138,656
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 203,138,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,138,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 371,978,224 outstanding common stock as disclosed by the Issuer as of August 5, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Cibi Business Information Consultancy Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 203,138,656
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 203,138,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,138,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 371,978,224 outstanding common stock as disclosed by the Issuer as of August 5, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Jukun Network Technology Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 203,138,656
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 203,138,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,138,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 371,978,224 outstanding common stock as disclosed by the Issuer as of August 5, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Network Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 91,561,037
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 73,789,054

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,561,037
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 371,978,224 outstanding common stock as disclosed by the Issuer as of August 5, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 220,910,639
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 203,138,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,910,639
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 371,978,224 outstanding common stock as disclosed by the Issuer as of August 5, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuzhu Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 220,910,639
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 203,138,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,910,639
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 371,978,224 outstanding common stock as disclosed by the Issuer as of August 5, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hazlet Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 48,769,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,769,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 371,978,224 outstanding common stock as disclosed by the Issuer as of August 5, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 10 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Equal Sino Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 48,769,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,769,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 371,978,224 outstanding common stock as disclosed by the Issuer as of August 5, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 11 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jing Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 48,769,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,769,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 371,978,224 outstanding common stock as disclosed by the Issuer as of August 5, 2024 in its Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2024.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 12 of 13 Pages

This Amendment No. 11 supplements and amends the Schedule 13D filed on April 6, 2021, the Schedule 13D/A filed on May 11, 2021, the Schedule 13D/A filed on January 24, 2022, the Schedule 13D/A filed on February 25, 2022, the Schedule 13D/A filed on June 28, 2022, the Schedule 13D/A filed on August 24, 2022, the Schedule 13D/A filed on August 29, 2022, the Schedule 13D/A filed on October 24, 2022, the Schedule 13D/A filed on December 5, 2022, the Schedule 13D/A filed on January 3, 2023 and the Schedule 13D/A filed on January 3, 2024 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Shares”), of Playtika Holding, Corp., a Delaware corporation (the “Issuer” or “Playtika”). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 10 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 11 is being filed by:

i.	Playtika Holding UK II Limited (“PHUKII”);

ii.	Alpha Frontier Limited (“Alpha”);

iii.	Shanghai Cibi Business Information Consultancy Co., Ltd (“Shanghai Cibi”);

iv.	Shanghai Jukun Network Technology Co., Limited. (“Shanghai Jukun”);

v.	Giant Network Group Co., Limited (“Giant”);

vi.	Giant Investment Co., Limited (“Giant Investment”);

vii.	Yuzhu Shi;

viii.	Hazlet Global Limited (“Hazlet”);

ix.	Equal Sino Limited (“Equal Sino”); and

x.	Jing Shi (each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Pledge Agreement

On September 20, 2024, PHUKII (“Pledgor”) entered into a Stock Pledge Agreement (the “Zhunji Loan Pledge Agreement”) with China Minsheng Banking-Corp. Ltd., Shanghai Branch (“Lender”), in connection with an existing loan agreement between Shanghai Zhunji Business Consultancy Partnership (“Zhunji”), an affiliate of PHUKII, and Lender (the “Zhunji Loan Agreement’). Purusant to the Zhunji Loan Pledge Agreement, the Pledgor pledged 48,769,736 of the Shares of the Issuer (the “Zhunji Loan Collateral”) held by the Pledgor to secure the obligations of Zhunji under the Zhunji Loan Agreement. On September 20, 2024, Pledgor also entered into another Stock Pledge Agreement (the “Cibi Loan Pledge Agreement” and together with the Zhunji Pledge Agreement, the “Pledge Agreements”) with Lender, in connection with an existing loan agreement between Shanghai Cibi, an affiliate of PHUKII, and Lender (the “Cibi Loan Agreement’). Purusant to the Cibi Loan Pledge Agreement, the Pledgor pledged (i) as a first priority security interest, 150,589,906 of the Shares of the Issuer held by the Pledgor and (ii) as a second priority security interest and subject to the Zhunji Loan Pledge Agreement, the Zhunji Loan Collateral held by the Pledgor (collectively, the “Collaterals”) to secure the obligations of Shanghai Cibi under the Shanghai Cibi Loan Agreement. Upon the occurrence of certain customary events of default, the Lender may exercise its rights under the Pledge Agreements to foreclose on, and dispose of, the Collaterals in accordance with the Pledge Agreements.

The Pledge Agreements are intended to add the Collaterals as additional security to the Lender under existing outstanding loans of the Reporting Persons, as part of ongoing discussions the Reporting Persons have with the Lender with regards to the overall security profile and future debt financing arrangements (including potential refinancing or extension of the Zhunji Loan Agreement and/or the Cibi Loan Agreement) of the Reporting Persons as a group.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 13 of 13 Pages

The foregoing descriptions of the Pledge Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Pledge Agreements, copies of which are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Zhunji Loan Pledge Agreement, dated September 20, 2024.

99.2	Cibi Loan Pledge Agreement, dated September 20, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2024	PLAYTIKA HOLDING UK II LIMITED

	By:	/s/ Tian Lin
	Name:	Tian Lin
	Title:	Director

	By:	/s/ Yu Du
	Name:	Yu Du
	Title:	Director

ALPHA FRONTIER LIMITED

	By:	/s/ Lu Zhang
	Name:	Lu Zhang
	Title:	Director

SHANGHAI CIBI BUSINESS INFORMATION CONSULTANCY CO., LIMITED

	By:	/s/ Fei Yongjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

SHANGHAI JUKUN NETWORK TECHNOLOGY COMPANY LIMITED

	By:	/s/ Fei Yongjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

GIANT NETWORK GROUP COMPANY LIMITED

	By:	/s/ Liu Wei
	Name:	Liu Wei
	Title:	Director & Authorized Signatory

GIANT INVESTMENT COMPANY LIMITED

By:	/s/ Shi Yuzhu
Name:	Shi Yuzhu
Title:	Director & Authorized Signatory

SHI YUZHU

/s/ Shi Yuzhu

HAZLET GLOBAL LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

EQUAL SINO LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

JING SHI

/s/ Jing Shi